SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Further information on the
Company's website at
www.braskem.com.br or by
contacting the IR Team:

José Marcos Treiger
Investor Relations Officer
Phone: (55) (11) 3443 9529 jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Phone: (55) (11) 3443 9744 luiz.valverde@braskem.com.br

Luciana Paulo Ferreira
IR Manager
Phone: (55) (11) 3443 9178
luciana.ferreira@braskem.com.br

     BRASKEM AND PETROQUISA ANNOUNCE THE
CREATION OF PETROQUÍMICA PAULÍNIA S.A.

The new polypropylene industrial unit with annual production capacity of 300 thousand tons/year, which will be in pre-operational state by the end of 2007, opens a new stage in the development of the Brazilian petrochemical industry

São Paulo, Brazil, September 16, 2005 --- Braskem S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK) and Petroquisa incorporated as of today Petroquímica Paulínia S.A., a joint venture that will be responsible for the operation of a modern and competitive polypropylene industrial unit to be built in Paulínia, in the state of São Paulo. The incorporation of Petroquímica Paulínia represents an important step towards the establishment of a partnership between the two companies, as resolved on June 22nd, 2005 by their respective Board of Directors and announced to the market by means of a Relevant Fact.

The new industrial unit, which will be located in the center of Brazil´s main consumer market, will be a world-class asset, with production scale, state-of-the-art technology and guaranteed supply of raw material. With an initial polypropylene production capacity of 300 thousand tons/year and potential to reach 350 thousand tons/year, the new unit is expected to be in pre-operational stage by the end of 2007.

Total investment in the project is estimated at US$ 240 million, about 30% of which will be sponsored by shareholders while the remaining amount will be funded by specific long-term financing.

The ownership structure of the new company defines a 60%-stake to Braskem and a 40%-stake to Petroquisa. Management will be conducted and shared by both companies and Braskem will contribute with the process technology that will be employed in the polypropylene production.

The raw material used in the new unit will be the polymer-grade propylene supplied by Petrobras through its refineries located in Paulínia (Replan) and Henrique Lage (Revap). All contracts related to technology and supply of raw material have been signed today. The sourcing of EPC projects is in advanced stage.

According to Mr. José Carlos Grubisich, Braskem’s CEO, “the partnership with Petroquisa shows the confidence of the parties in the growth of both the Brazilian economy and the thermoplastic resins regional market, where the consumption of polypropylene has been growing faster than any other resin”. Mrs. Maria das Graças Silva Foster, Petroquisa’s CEO, adds that “the creation of Petroquímica Paulínia confirms the decision of our company to play a strategic role in the development of the Brazilian petrochemical industry”.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin
American, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and has an annual production capacity of 5.8 million tons of resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer